Allot Communications Announces Withdrawal of Secondary Offering due to Adverse Market Conditions

Boston, MA, August 4, 2011 – Allot Communications Ltd. (NASDAQ: ALLT) today announced its decision, effective immediately, to withdraw the proposed secondary offering to the public of 4,500,000 of its ordinary shares and 965,000 ordinary shares offered by certain selling shareholders due to adverse stock market conditions. The Company may elect to offer any or all of such shares at a later date or dates, subject to stock market and other conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state or jurisdiction.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile service providers. Allot’s scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks. Allot’s rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to:  changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F  filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT

Jay Kalish
Executive Director Investor Relations
International access code: +972-54-221-1365
jkalish@allot.com